U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Cenovus Energy Inc.

B.	(1) This is [check one]:

[X] an original filing for the Filer.

[ ] an amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)

[ ]

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Cenovus Energy Inc.

	Form type:	Form F-10

	File Number (if known):	333-166738

	Filed by:	Cenovus Energy Inc.

	Date Filed (if filed concurrently, so indicate):	May 11, 2010
(concurrently with Form F-10)

D.	The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at:

4000, 421 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 4K9
(403) 766-2000

E.	The Filer designates and appoints CT Corporation System (“Agent”), located at:

CT Corporation System
111-8th Avenue
New York, New York 10011
(212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on May 11, 2010 or any purchases or sales of any security in connection therewith.

F.         The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.        The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 11th day of May, 2010.

Filer: Cenovus Energy Inc.

By:	/s/ Ivor M. Ruste
Name: Ivor M. Ruste
Title: Executive Vice President &
Chief Financial Officer

By:	/s/ Wayne R. Thomas
Name: Wayne R. Thomas
Title: Treasurer

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System As Agent for Service of Process for Cenovus Energy Inc.

By:	/s/ Sohan R. Dindyal
Name: Sohan R. Dindyal
Title: Vice President

Date: May 11, 2010